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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                            TEAM America Corporation
                                (Name of Issuer)

                        Common Shares, without par value
                         (Title of Class of Securities)

                                   878153 10 5
                                 (CUSIP Number)

   Craig R. Culbertson, One IBM Plaza, Chicago, Illinois 60611 (312) 222-9350
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d- 1(e), 13-d-1(f) or 13-d-1(g), check the following box / /.

Schedules file in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13D-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Names of Reporting Persons
  I.R.S. Identification Nos. of above persons (entities only)

  S. Cash Nickerson

2 Check the Appropriate Box if a Member of a Group (See Instructions)
  (a)
  (b)x




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3 SEC Use Only

4 Source of Funds (See Instructions):  Not Applicable

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or
  2(e)

6 Citizenship or Place of Organization                 United States


                        7    Sole Voting Power                          465,171
         NUMBER OF      -------------------------------------------------------
         SHARES
         BENEFICIALLY   8    Shared Voting Power                              0
         OWNED BY       -------------------------------------------------------
         EACH
         REPORTING      9    Sole Dispositive Power                     465,171
         PERSON WITH
                        -------------------------------------------------------
                         10  Shared Dispositive Power                         0

11 Aggregate Amount Beneficially Owned by Each Reporting Person        465,171*

12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
   (See Instructions)

13 Percent of Class Represented by Amount in Row (11)                     10.6%

14 Type of Reporting Person (See Instructions:                               IN

*Includes 138,000 immediately excersicable options held by Mr. Nickerson.


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                           INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
         SCHEDULE 13D" below)

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such members is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) unless a joint filing pursuant to Rule 13d-1(f)(l) in which case it may not be necessary to check row 2(b).

(3)      The 3rd row is for SEC internal use; please leave blank.


                                  SCHEDULE 13D

Schedule 13D dated February 13, 1998 is amended by the substitution of Items 4 and 7 for Items 4 and 7 in such Schedule 13D.

Item 4.  Purpose of Transaction

(a)      Reference is made to Item 4(b)

(b) On July 27, 1999, Mr. Nickerson on behalf of MuchoCode.com, Inc., a Nevada Corporation, in which Mr. Nickerson is an officer, director and controlling shareholder and certain other investors sent a letter to TEAM America Corporation's chief executive officer offering to purchase all of the outstanding shares of TEAM America Corporation for $25 million or approximately $6.00 per share. The structure of the transaction has not yet been determined.

(c)      Reference is made to Item 4(b).

(d)      Reference is made to Item 4(b)

(e)      Reference is made to Item 4(b).

(f)      Reference is made to Item 4(b).

(g)      Reference is made to Item 4(b).



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(h)      Reference is made to Item 4(b).

(i)      Reference is made to Item 4(b).

(j)      Reference is made to Item 4(b).


Item 7.  Material to be filed as Exhibits

(1) Attached as Exhibit A are copies of two stock option agreements entered into between Mr. Nickerson and Team America.*

(2) Attached as Exhibit B is Mr. Nickerson's letter on behalf of MuchoCode.com, Inc. offering to purchase all of the shares of TEAM America Corporation.

* This exhibit was filed with the original Schedule 13D filed on February 13, 1998.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 1999                                 /s/ S. Cash Nickerson
                                               --------------------------------
                                                         S. Cash Nickerson
TEAMCORP.WPD

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